Exhibit 15.2

GENERATION INCOME PROPERTIES, INC. ANNOUNCES
PENDING $4.5 MILLION WALGREENS ACQUISITION

Tampa, FL – June 26, 2019 - Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the signing of a definitive purchase and sale agreement for an approximately 15,000-square-foot building solely occupied by Walgreens (NASDAQ: WBA). The single-tenant retail property in Cocoa, FL is under contract for a total consideration of approximately $4.5 million.

David Sobelman, President and Chief Executive Officer, noted, “This potential addition to our portfolio shows we are able to identify assets that are occupied by credit worthy tenants. Walgreens has an investment-grade credit rating by Standard & Poors.”

The Company also announced the termination of an exclusive agreement with American Development Partners (“ADP”) which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability of GIPR and ADP to agree to terms on the development of individual locations. The Company agreed to pay ADP $85,000 to terminate the agreement to cover certain due diligence costs.

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GIPREIT.COM